BASSETT VENTURES INC.

#1304 – 925 W. Georgia Street

Vancouver, B.C.

V6C 3L2

Tel: 604-684-2181

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting of Shareholders of Bassett Ventures Inc., (the "Company") will be held at Suite 1304 - 925 West Georgia Street, Vancouver, British Columbia, on:

May 31, 2006

at the hour of 10:00 in the forenoon (Vancouver time) for the following purposes:

1.

to receive the financial statements of the Company for its fiscal year ended December 31, 2005 and the report of the Auditors thereon;

2.

to fix the number of Directors at three (3);

3.

to elect Directors;

4.

to ratify the appointment of LDMB Advisors Inc., Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration; and

5.

to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A shareholder entitled to vote at the Annual General Meeting is entitled to appoint a proxyholder to attend and vote in their place.  If you are unable to attend the Annual General Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 21st day of April, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

"Sokhie Puar"

PRESIDENT

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.